

December 30, 2011

William F. Weissman
Chief Financial Officer
Rubicon Technology, Inc.
900 East Green Street
Bensenville, Illinois 60106

> **Re:** **Rubicon Technology, Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed March 15, 2011**
> **File No. 001-33834**

Dear Mr. Weissman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Note 1. Summary of Significant Accounting Policies, page F-9

Inventories, page F-11

1. We note that you reduced your inventory reserve balance in connection with a change in the standard cost of the inventory to net realizable value. Please explain this adjustment in greater detail. Explain why only a portion of the reserve was reclassified as a reduction in the standard cost. Describe to us the inventory that the remaining reserve relates to and why you did not adjust the standard cost for that inventory to net realizable value.

Note 2 – Segment Information, page F-17

2.   We note your disclosure of revenue by geographic region. Please note the guidance set forth in FASB ASC paragraph 280-10-50-41(a), which indicates that if revenues from external customers attributed to an individual foreign country are material, those revenues shall be disclosed separately. Revise future filings as necessary.

3.   Additionally we note your disclosure of assets by geographic region. Please note that FASB ASC paragraphs 280-10-50-41(b) and 280-10-55-23 require disclosure of long lived assets by country of domicile and in all foreign countries. Additionally, if assets in an individual foreign country are material, those assets shall be disclosed separately. Revise future filings as necessary.

4.   We note your discussion beginning on page 3 and throughout the filing of LED applications and SOS RFIC applications. We note additional discussions beginning on page 8 of different products you offer, such as "core," "as-cut," "as-ground," and "polished" products. Please explain to us how you have considered the guidance in FASB ASC paragraph 280-10-50-40 in connection with your disclosures. Revise future filings as appropriate to comply with this guidance.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Martin F. James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief